

12011208

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

# ANNUAL AUDITED REPORT
## FORM X-17A-5
## PART III

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| SEC FILE NUMBER |
|---|
| 8-00878  0075 |

### FACING PAGE
**Information Required of Brokers and Dealers Pursuant to Section 17 of the
Securities Exchange Act of 1934 and Rule 17a-5 Thereunder**

REPORT FOR THE PERIOD BEGINNING _____01/01/11_____ AND ENDING_____12/31/11_____
                                              MM/DD/YY                                    MM/DD/YY

## A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:   SHELBY CULLOM DAVIS & CO., L.P.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

620 Fifth Avenue, Suite 200

| OFFICIAL USE ONLY |
|---|
| FIRM I.D. NO. |

                                              (No. and Street)

New York                          NY                          10020

(City)                          (State)                          (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Warren Rosanoff                                        (212)  207-3500

                                              (Area Code – Telephone Number)

## B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

WeiserMazars LLP

(Name – *if individual, state last, first, middle name*)

135 West 50th Street            New York            NY            10020
(Address)                          (City)                          (State)            (Zip Code)

**CHECK ONE:**

☒  Certified Public Accountants
☐  Public Accountant
☐  Accountant not resident in United States or any of its possessions.

| FOR OFFICIAL USE ONLY |
|---|
| |

*Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant
must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

# OATH OR AFFIRMATION

I   Warren Rosanoff                                                                    , swear (or affirm) that, to the best of
my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of
   Shelby Cullom Davis & Co., L.P.                                                                , as
of   December 31                                          , 20 11, are true and correct.  I further swear (or affirm) that
neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account
classified solely as that of a customer, except as follows:

_____

_____        _____
                                                                                         Signature

                                                                                         _____
                                                                                         Title

_____
Notary Public

Anthony Frazia
Notary Public, State of New York
No. 01FR6038769
Qualified in Westchester County
Commission Expires March 20, 20 14

This report ** contains (check all applicable boxes):
- ☒ (a)  Facing Page.
- ☒ (b)  Statement of Financial Condition.
- ☐ (c)  Statement of Income (Loss).
- ☐ (d)  Statement of Cash Flows.
- ☐ (e)  Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f)  Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g)  Computation of Net Capital.
- ☐ (h)  Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i)  Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j)  A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k)  A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l)  An Oath or Affirmation.
- ☐ (m)  A copy of the SIPC Supplemental Report.
- ☐ (n)  A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- ☐ (o)  Independent Auditors' Report on Internal Accounting Control.

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

## Shelby Cullom Davis & Co., L.P.
## Statement of Financial Condition
## December 31, 2011

**Assets**

| | | |
|---|---|---:|
| Cash | $ | 671,107 |
| Securities owned | | |
|    Marketable securities, at fair value | | 2,676,936,559 |
|    Not readily marketable, at fair value | | 11,493,632 |
| Dividends and interest receivable | | 583,270 |
| Furniture and equipment, | | |
|    net of accumulated depreciation of $1,040,640 | | 143 |
| Other assets | | 153,417 |
| **Total assets** | $ | **2,689,838,128** |

**Liabilities and Partners' Capital**

| | | |
|---|---|---:|
| Liabilities | | |
|    Line of credit | $ | 76,590,383 |
|    Payable to broker and dealer | | 182,093,736 |
|    Accrued expenses and other liabilities | | 1,714,032 |
|    Total liabilities | | 260,398,151 |
| Partners' capital | | 2,429,439,977 |
| **Total liabilities and partners' capital** | $ | **2,689,838,128** |

The accompanying notes are an integral part of this financial statement.

1. **Organization**

   Shelby Cullom Davis & Co., L.P. (the "Company" and/or "Partnership") is a registered broker-dealer under the Securities Exchange Act of 1934, as amended, trading primarily in equity securities. Proprietary and customer transactions are cleared through another broker-dealer on a fully-disclosed basis.

   The Partnership Agreement was last amended on October 23, 2007. Under the terms of the Partnership Agreement, the Partnership will terminate on December 31, 2035.

2. **Summary of Significant Accounting Policies**

   **Use of Estimates**
   The preparation of financial statements in accordance with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities, as well as the reported amounts of revenues and expenses during the reporting period. Actual amounts could differ materially from the estimates included in the financial statements.

   **Securities Owned**
   Proprietary securities transactions are recorded on a trade date basis. Positions in marketable securities are presented at market value. Market value is generally based on quoted market prices. Positions in not readily marketable securities are valued at fair value as determined by management. The related unrealized gains and losses are presented net in the accompanying statement of operations.

   **Fair Value of Financial Instruments**
   Substantially all of the Company's assets and liabilities are carried at fair value or amounts that approximate fair value.

   **Revenue Recognition**
   Securities transactions, commission revenues, and the related clearing expenses are recorded on a trade-date basis. Interest income is recorded when earned.

   **Furniture and Equipment**
   Furniture and equipment is recorded at cost and depreciated using the sum of years digits method over estimated useful asset lives of five to seven years.

   **Income Tax**
   As a partnership, the Company is not liable for federal or state income taxes. Partners are responsible to report separately their distributive share of Company income or loss to tax authorities. The Company is subject to the New York City Unincorporated Business Tax.

   The Company has adopted the authoritative guidance issued, as it pertains to accounting for uncertainty in income taxes. This standard prescribes a more-likely-than-not threshold for financial statement recognition and measurement of a tax position taken by the Company. As of December 31, 2011, the Company determined that it had no uncertain tax positions which affected its financial position and its results of operations or its cash flows, and will continue to evaluate for uncertain tax positions in the future. The Company is no longer subject to federal, state and local income tax examinations by tax authorities for years before December 31, 2008.

3.   **Fair Value of Investments**

The Company's financial assets and liabilities are carried at fair value or are carried at amounts which approximate fair value.

Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. The fair value hierarchy prioritizes the inputs to valuation techniques used to measure fair value into three broad categories explained below:

Level 1:
Valuations are based on unadjusted quoted prices in active markets for identical assets or liabilities that the Company has the ability to access at measurement date. Valuation adjustments are not applied to Level 1 securities. Since valuations are based on quoted prices that are readily and regularly available in an active market, valuation of these securities does not entail a significant degree of judgment. In accordance with the accounting guidance for Fair Value Measurements, the Company does not adjust the quoted price for these investments, even in situations where the Company holds a large position and the sale could reasonably impact the quoted price.

Level 2:
Pricing inputs are other than quoted prices in active markets which include the closing bid price for unlisted marketable securities which are available in active or inactive markets for identical investments or liabilities, other direct or indirect observable inputs that can be corroborated by market data or the use of models or other valuation methodologies as of the reporting date. The Company relies on net asset values (or its equivalents) ("NAV") of certain equity method investment interests where the Partnership has the ability to redeem at the measurement date or within the near term without redemption restrictions.

Level 3:
Pricing inputs are unobservable for an asset or liability, including investments for which there is little, if any, market activity. These inputs require significant management judgment or estimation. Certain investments valued using an NAV subject to current redemption restrictions that will not be lifted in the near term are included in this category.

Transfers in/out of levels are reflected as of the beginning of the period.

The following are the major categories of assets measured at fair value on a recurring basis and summarized by the fair value hierarchy as described above, as of December 31, 2011.

| Description | Classification | Total | Level 1 | Level 2 | Level 3 |
|---|---|---|---|---|---|
| Money Market Funds | Assets | $ 13,065,523 | $ 13,065,523 | $ - | $ - |
| Equity Securities | Assets | 534,482,324 | 534,482,324 | - | - |
| Equity Funds | Assets | 2,129,388,712 | 2,129,388,712 | - | - |
| Investment Partnership | Assets | 11,493,632 | - | 11,493,632 | - |
| Total | | $ 2,688,430,191 | $ 2,676,936,559 | $11,493,632 | $ - |

The table below includes a roll-forward of the amounts in the statement of financial condition for the year ended December 31, 2011 (including the change in fair value) for the investments classified by the Company within Level 3 of the fair value hierarchy.

For the year ended December 31, 2011:

| | |
|---|---|
| Fair value, December 31, 2010 | $ 10,796,256 |
| Net change in unrealized gain | 697,376 |
| Transfers out to Level 2 | (11,493,632) |
| Fair value, December 31, 2011 | $ - |

Approximately $2.1 billion is invested in money market and equity funds sponsored and managed by a related party. Marketable equity securities, other than encumbered securities at a bank, are held at the clearing broker.

The Company may at times maintain security positions which involve substantial amounts and significant exposure to individual issuers and businesses. Such security positions are continuously monitored by management.

The Company has entered into an agreement with its clearing broker whereby the Company and its customers may lend their fully-paid securities to the clearing broker secured by a letter of credit. At December 31, 2011, the Company had no outstanding securities under this agreement.

## 4. Furniture and Equipment

Furniture and equipment consist of the following at December 31, 2011:

| | |
|---|---|
| Computers and equipment | $ 607,645 |
| Furniture and fixtures | 433,138 |
| | 1,040,783 |
| Less: Accumulated depreciation and amortization | (1,040,640) |
| | $ 143 |

5.    **Employee Loan**

The Company has made a loan to an employee during 2010. The loan is payable in bi-weekly installments of $150 at a rate of 5.00% per annum. The loan matures on November 18, 2015. At December 31, 2011, the outstanding balance was approximately $35,600 and is included in other assets on the statement of financial condition.

6.    **Broker/Dealer and Line of Credit**

The Company has a $200,000,000 line of credit facility with a bank that expires January 31, 2013. Under this facility, the Company has the option of selecting interest rates based on money market rates quoted by the bank or the one-month LIBOR plus 0.85%. The stated interest rate (money market overnight rate) was 1.02% per annum at December 31, 2011. The outstanding facility balance at December 31, 2011 was $76,590,383. The facility is collateralized by equity funds and securities valued at $225,121,761 at December 31, 2011.

The Company has a margin loan agreement with its clearing broker whereby borrowings bear interest at the Targeted Federal Funds rate plus 50 basis points or 125 basis points depending on the outstanding loan balance. The stated interest rate was 0.75% per annum at December 31, 2011. The balance outstanding, relating to the margin loan agreement, at December 31, 2011 was $182,059,203. The loan is secured by a portfolio of equity securities valued in excess of $1 billion at December 31, 2011.

7.    **Due to Affiliate**
The Company has an arrangement with an affiliate to share certain personnel and administrative costs. For the year ended December 31, 2011, net allocation of such costs was approximately $236,000.

At December 31, 2011, amounts payable under this arrangement are approximately $16,000 and included in accrued expenses and other liabilities on the statement of financial condition.

8.    **Net Capital Requirements**

The Company is subject to the net capital requirements of Rule 15c3-1 under the Securities Exchange Act of 1934 and has elected to compute its net capital under the alternative method, which states that a broker-dealer must maintain net capital, as defined, equal to the greater of $250,000 or 2% of aggregate debit items computed in accordance with the formula for determination of reserve requirements (Securities and Exchange Commission Rule 15c3-3). At December 31, 2011, the Company had net capital as defined of $2,017,880,819 which exceeded its minimum requirement of $250,000 by $2,017,630,819.

9.    **Commitments**

The Company has a non-cancellable operating lease with an affiliate which expires March 31, 2012. This sublease agreement is subject to escalation based upon increases in operating expenses and real estate taxes. Future minimum rent payments are $48,333.

## 10. Financial Instruments with Off-Balance Sheet Credit Risk

The Company completes credit evaluations of all customers.

The Company, as an introducing broker, clears all transactions with and for customers on a fully-disclosed basis with a clearing broker, and promptly transmits all customer funds and securities to the clearing broker, who carries all of the accounts of such customers. This activity may expose the Company to off-balance-sheet risk in the event that the clearing broker is unable to fulfill its obligations.

The Company utilizes the services of a clearing broker for the settlement of proprietary transactions. These transactions may expose the Company to off-balance-sheet risk in the event that the clearing broker is unable to fulfill its obligations.

Balances at its clearing broker are insured up to $500,000, with a limit of $250,000 for cash, by the Securities Investor Protection Corporation ("SIPC"). Net equity positions at the clearing broker in excess of SIPC limits are protected by additional coverage of $1 billion maintained by the clearing broker.

From time to time, the Company maintains cash at a bank in excess of FDIC insured limits, and is exposed to the credit risk resulting from this concentration.

## 11. Defined Contribution Plans

The Company sponsors a defined contribution plan under section 401(k) of the Internal Revenue Code. The plan covers substantially all employees, and provides for participants to defer salary, up to statutory limitations. The Company makes discretionary matching contributions equal to 100% of eligible employees' pre-tax contributions up to 5% of total compensation not to exceed the statutory limitation. The matching contribution for 2011 was approximately $49,000.

The Company also sponsors a defined contribution profit sharing plan, which covers all employees who were employed on the last day of the plan year or who terminated employment during the plan year but worked at least 501 hours during the plan year. The Company, at its discretion, may make profit sharing contributions, which will be allocated among all eligible employees whether or not they make elective deferrals. The Company has elected to contribute 3% of compensation up to statutory limits. The company has not made a contribution for 2011.

## 12. Management and Advisory Services

The Company has entered into an agreement whereby parties related to the general partner provide assistance in allocating and managing the Company's capital. These parties are compensated based on agreements that are in place between the Company and the parties providing the service. Approximately $13.4 million was expensed by the Company in connection with this agreement for the year ended December 31, 2011.

## 13. Subsequent Events
The Company has evaluated subsequent events through February 13, 2012, the date the financial statements were available for issuance.

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The Company's Statement of Financial Condition as of December 31, 2011 is available for examination at the office of the Company and at the Regional Office of the Securities and Exchange Commission.

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## Independent Auditors' Report

To the Partners
Shelby Cullom Davis & Co., L.P.

We have audited the accompanying statement of financial condition of Shelby Cullom Davis & Co., L.P. (the "Company") as of December 31, 2011 that is filed pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statement. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statement referred to above presents fairly, in all material respects, the financial position of Shelby Cullom Davis & Co., L.P. as of December 31, 2011 in conformity with accounting principles generally accepted in the United States of America.

February 13, 2012

# Shelby Cullom Davis & Co., L.P.

620 Fifth Avenue - Suite 200
New York, N.Y. 10020

Telephone 212-207-3500
Facsimile 212-207-3542

*******************************************************

## STATEMENT OF FINANCIAL CONDITION

## DECEMBER 31, 2011

*******************************************************